

Holding Company for:



Investor Presentation

OTCQX: QNBC

September 25, 2025

Forward Looking Statement

This Investor Presentation may contain forward-looking statements as defined in the U.S. Private Securities Litigation Act of 1995. Forward-looking statements are typically identified by words or phrases such as "believe," "expect," "anticipate," "intend," "estimate," "project" and variations of such words and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may" or similar expressions.

Actual results and trends could differ materially from those set forth in such statements due to various factors. Such factors include the possibility that increased demand or prices for the Company's financial services and products may not occur, changing economic and competitive conditions, technological developments, and other risks and uncertainties, including those detailed in the Company's filings with the Securities and Exchange Commission, including "Item lA. Risk Factors," set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2025, available on the Company's Investor Relations website (https://ir.qnbbank.com/sec-filings/sec-filings) and on the Securities and Exchange Commission's website (www.sec.gov).

The Company cautions that these forward-looking statements are subject to numerous assumptions, risks and uncertainties, all of which change over time, and assumes no duty to update forward-looking statements. Management cautions readers not to place undue reliance on any forward-looking statements. These statements speak only as of the date of this communication. Except as required by law, the Company does not undertake, and specifically disclaims any obligation, to publicly release any revisions to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Non-GAAP Financial Measures

This presentation contains financial information determined by methods other than in accordance with accounting principles generally accepted in the United States of America ("GAAP"). These non-GAAP measures include tangible common equity and tangible book value. Management uses these "non-GAAP" measures in its analysis of the Corporation's performance. Management believes these non-GAAP financial measures allow for better comparability of period to period operating performance. Additionally, the Corporation believes this information is utilized by regulators and market analysts to evaluate a company's financial condition and therefore, such information is useful to investors. These disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies. Calculations are noted on pages of this presentation.





QNB's History in the Community

- Stability and longevity through attentive, capable and enduring leadership
- Only ***<u>seven</u>*** Bank presidents since 1877
- QNB Corp. founded in 1984
- High impact in markets served due to history, mission, and reputation
- Tangible, economic competitive advantages, with a high cost of replication – as measured by both dollar and time expenditure required
- QNB Bank's long-standing presence in its communities strongly positions us in the current challenging environment. Sticky deposits and loyal customers help to:
  - Maintain core funding as a strength in a tough deposit environment
  - Keep cost of funding, in the aggregate, below PA Bank Holding Companies(1)



QNB CORP.

(1) PA Bank Holding Companies as compiled by S&P Capital IQ Pro



QNBBank

QNB Bank Vision and Mission [1]

Vision

We will help customers achieve their goals by providing a total financial relationship built upon exceptional personal service and a sincere interest in their success

Mission

The mission of QNB is to operate in an environment in which:

- Our Customers always come first and perceive the Bank as a trusted resource in achieving their financial goals

- Our Employees can achieve personal and professional success

- Our Shareholders receive the rewards of ownership; and

- Our Communities benefit from our Corporate Citizenship

Strategic Plan – 5 Pillars

Grow the Bank Responsibly	Technology, Products & Services	Culture	Exceptional Customer Experience	Risk & Regulatory



Source:
(1) The vision and mission are stated in the Bank's strategic plan



QNB Strategic Plan

How we track our progress

Pillar	Grow The Bank Responsibly	Technology, Products & Service	Culture	Exceptional Customer Experience	Risk & Regulatory
Key Performance Indicators (KPI)	Household Growth	Product Gaps Eliminated	Employee Satisfaction Ratings	Customer Satisfaction Ratings - % Overall	External Exam & Internal Audit - Ratings
	Loan Growth	New Systems Rolled-Out & System Upgrades	Employee Turnover/ Employee Retention	Customer Satisfaction Ratings - % Excellent	External Exam & Internal Audit - No Past Due Action Items
	Deposit Growth	Manual Processes Automated	Employee Training Satisfaction Ratings	Customer Satisfaction Ratings - % No Problems	Debit Card Losses % of Debit Card Revenue
	Ratio of Non-Interest Expense to Average Assets	Time Saved	Employee Rating of Community Impact	# Customer Complaints	Check Losses
	Return on Average Equity	Employee Satisfaction with Processes Ratings	Tax Benefit Giving	Customer Complaints - Patterns	Asset Quality Ratings
	Ratio of Risk-Based Capital to Average Risk-Weighted Assets	Ratio of FTE to AVG Assets	Community Sponsorship % of Non-Interest Expense		% of Employee Training Completed
	Diluted EPS Growth		% of Contributions for Economic Development & Low-to-Moderate Income		Cyber Risk - Mean Time to Detect



Source:
(1) The vision and mission are stated in the Bank's strategic plan



Bank Management Team Overview

Seasoned Management Team with Decades of Operating Experience

- Senior management team comprised of individuals with over 200 years of combined banking and financial services experience [1]

- In its 148-year history, stability and consistency have been hallmarks of QNB Bank leadership, helping to navigate challenging environments through many economic cycles

Name	Title	Years in Banking	Years at QNB
David W. Freeman [2]	President, Chief Executive Officer, & Director	50	15
Jeffrey Lehocky [2]	Executive VP & Chief Financial Officer	31	2
Christopher T. Cattie	Executive VP & Chief Operating Officer	29	9
Courtney L. Covelens	Executive VP & Chief Retail & Business Banking Officer	24	24
Christina S. McDonald	Executive VP & Chief Marketing & Retail Lending Officer	38	3
Scott G. Orzehoski	Executive VP & Chief Lending Officer	39	29



(1) *Sum of total industry experience for the six management team members shown on pages 28 and 29*
(2) *Also serve as officers of QNB Corp.*



Core Market Overview

QNB Bank services a highly-educated and high-earning market with the need for a strong Community Bank that will continue to grow alongside it

- 9 of 12 Bank branches located in counties with a median income approximately 40% higher than the national median income of $79 thousand, with a projected growth of ~9% by 2030

- Counties in market area have an average age of 42 years, meaning a high percentage of residents are in their peak-earning years

- Market share for banks under $10 billion in assets is ~36% of the total market, leaving a meaningful void to be filled by strong community banks that prioritize their customers and their communities

- Strong economic environment in eastern PA due to stability in the market area created by the diverse number of businesses

Key Metrics – Bucks, Lehigh & Montgomery Counties

1.9M Market Area Population [1]	**~9%** Projected Median Income Growth [1]	**82.4B** Market Area Total Deposits [2]
46.6M GDP in Bucks County [3]	**106.6M** GDP in Montgomery County [3]	**30.4M** GDP in Lehigh County [3]



(1) S&P Capital IQ Geographic Intelligence (2025); (2) S&P Capital IQ Pro (2024 latest data available); (3) St. Louis Fed (2023 latest data available)



QNB Bank & Corp. Overview

- QNB Bank founded in 1877 as Quakertown National Bank
- 12 bank branches – 7 in Bucks County, 3 in Lehigh County, and 2 in Montgomery County, with market area extending into Berks and Northampton counties

Market Area
Laurys Station
Coplay
Catasauqua
Fullerton
Bethlehem
ALLENTOWN
Hellertown
Fogelsville
Trexlertown
WESCOSVILLE
Emmaus
Breinigsville
Macungie
Alburtis
Topton
Center Valley
COOPERSBURG
Durham
Kintnersville
Pleasant Valley
Revere
PA
NJ
Ottsville
QUAKERTOWN
Lake Nockamixon
Pipersville
Delaware River
Hereford
East Greenville
UPPER PERKIOMEN VALLEY
Red Hill
PERKASIE
Sellersville
DUBLIN
Green Lane
Telford
SOUDERTON
Doylestown
Harleysville
Hatfield
COLMAR
Montgomeryville
Warrington
Kulpsville
Lansdale
North Wales
WARMINSTER
Horsham
Willow Grove





QNB Announces a Transformative Acquisition

- Sept. 23, 2025 Press Release:
  - "QNB Corp. ("QNB") (OTCQX: QNBC) and The Victory Bancorp, Inc. ("Victory") (OTCQX: VTYB) today announced they have entered into a definitive agreement under which QNB will acquire Victory in an all-stock transaction..."

- Highlights of the Transaction:
  - Strategic merger that creates a bank holding company with nearly $2.4 billion in assets and a combined market capitalization of approximately $173 million;
  - #1 ranked deposit market share in Montgomery County, Pennsylvania among banks with less than $5 billion in total assets;
  - The combined bank and bank holding company will be headquartered in Quakertown and operate under the QNB Bank brand;
  - Both companies have closely aligned leadership cultures dedicated to the success of our customers, communities, employees and shareholders





QNB Bank & Corp. Overview

($ in millions)	2024Q2	2025 Q2	YTD 2024	YTD 2025
Total Assets	$1,761	$1,885	$1,761	$1,885
Gross Loans	$1,163	$1,220	$1,163	$1,220
Total Deposits	$1,573	$1,652	$1,573	$1,652
Total Equity	$97	$113	$97	$113
Loans/Deposits (%)	73.9	73.8	73.9	73.8
NPAs/Assets (%) [1]	0.12	0.47	0.12	0.47
Cons. Tier 1 Leverage Ratio (%) [2]	8.99	8.76	8.99	8.76
Cons. Total Capital Ratio (%) [2]	12.60	15.78	12.60	15.78
ROAA (%)	0.57	0.83	0.59	0.69
ROAE (%)	10.73	14.25	11.05	12.02
Efficiency Ratio	70.65	66.39	73.00	68.43
Nonint. Exp./Avg. Assets (%) [1]	1.73	1.68	1.68	1.67
Net Interest Income	$10.6	$12.7	$20.8	$24.2
Net Income After Tax	$2.5	$3.9	$5.1	$6.5
Earnings per Share(diluted)	$0.67	$1.04	$1.38	$1.74

Commentary

- $1.4 million (27%) increase in Net Income After Tax driven by increase in Net Interest Income

- Strong organic growth in Assets (7%) led by Loans, and in Deposits driven by Core Customer balances

- Net Interest Income at record level due to growth in Assets, repricing of existing Loans, and reduction in Cost of Funds

- Overall, Asset Quality continues to be excellent. The modest increase in Non-Performing Assets was due to one commercial lending relationship

- Operational improvement resulted in a 457 basis-point reduction in the Efficiency Ratio

- $40 million issuance of Sub-Debt in September 2024 led to a 318 basis-point increase in the Total Capital Ratio

Note: Consolidated financial data shown per SEC filings, unless otherwise noted
(1)   In 2025, the Company changed its calculation of average assets and average equity to include the impact of accumulated other comprehensive income (loss), net of tax, to align its calculation with its peer group. Prior period information has been restated for this new calculation; specifically impacting the non-GAAP performance ratios for return on average assets and return on average equity





Income Statement

Increase in net income driven by record net interest income

Net Income ($mm)



Net Interest Income after Provision ($mm)



Non-Interest Expense ($mm)



Non-Interest Income ($mm)





Note: Consolidated financial data shown per SEC filings, unless otherwise noted
(1) Includes realized and unrealized gain (loss) on investment securities and realized gains (losses) on loans



Organic Balance Sheet Growth

QNBC boasts attractive, steady growth on both sides of the balance sheet

Total Assets ($mm)



Total Gross Loans [1] ($mm)



Total Deposits ($mm)



Regulatory Capital ($mm)



Note: Consolidated financial data shown per SEC filings, unless otherwise noted
(1) Includes Held-for-Investment Loans & Held-for-Sale



Historical Regulatory Capital Ratios

QNBC has maintained strong Regulatory Capital, well in excess of regulatorily well-capitalized [1]

Tier 1 Leverage Ratio



Common Equity Tier 1 Ratio



Tier 1 Risk-Based Ratio



Total Risk-Based Ratio



Note: Consolidated financial data shown per SEC filings, unless otherwise noted
(1) 12 CFR 324.403(b)(1)(i)





QNBC Loan Growth

QNBC has displayed consistent loan growth, without compromising Asset Quality



The chart displays Total Loans & Leases (Incl. HFI & HFS) ($mm) as bars and NPLs/Loans (%) as a line:

Year	Total Loans & Leases ($mm)	NPLs/Loans (%)
2015Y	$616.3	1.74
2016Y	$633.9	1.89
2017Y	$734.8	1.26
2018Y	$786.2	1.23
2019Y	$821.6	2.0
2020Y	$926.6	1.53
2021Y	$926.5	1.26
2022Y	$1,039.4	0.88
2023Y	$1,094.1	0.18
2024Y	$1,216.7	0.16
2025Q2[1]	$1,219.7	0.73

Legend: Total Loans & Leases (Incl. HFI & HFS) ($mm) — NPLs/Loans (%)



Note: Consolidated financial data shown per SEC filings, unless otherwise noted
(1) The increase in Non-Performing Loans was due to one commercial relationship



Asset Quality & Reserve Coverage Ratios

Pristine asset quality as NPAs and charge-offs remain at low levels

Commentary

- QNB, with NPAs [1] / Assets of 0.53% as of June 30, 2025, is modestly below its State [2] and Peers [3]

- The Bank has seen minimal NCOs [4], with NCOs [4] / Avg. Loans as of June 30, 2025, at < 0.01%

- The Bank is also highly reserved with LLR / NPAs [1] and FDMs of 92% for the period ended June 30, 2025

  - Well within State and Peers, which range from a minimum of 5% to an average of 233%

- The increase in Non-Performing Assets was due to one commercial lending relationship

NPAs [1] / Assets (%)



NCOs [4] / Avg. Loans (%)



Loan Loss Reserves / NPAs [1] and FDMs [5] (%)



Note: Consolidated financial data shown per SEC filings, unless otherwise noted
(1) NPA=Non-Performing Asset; (2) State defined as all PA Bank Holding Companies; shown as compiled by S&P Capital IQ Pro; (3) Peers defined as PA State Bank Holding Companies with assets between $1B – $3B; shown as compiled by S&P Capital IQ Pro; (4) NCO=Net Charge-Off; (5) FDM=Financial Difficulty Modification




High-Quality Commercial Loan Portfolio

QNB has shown growth in the Commercial Loan portfolio without compromising underwriting standards.

($ in Thousands) COMMERCIAL LOAN BREAKDOWN BY LTV	Loan-to-Value						Reconciling Adjustments[1]	Total
	0-50%	50-60%	60-65%	65-70%	70-75%	>75%		
Commercial and Industrial Loans	$38,168	$3,223	$1,933	$2,752	$2,178	$98,482	($200)	**$146,536**
Construction and land development	$29,620	$23,762	$6,285	$4,012	$16,591	$35,264	-	**$115,534**
Real estate secured by multi-family properties	$28,305	$26,028	$10,045	$20,234	$18,808	$25,617	-	**$129,037**
Real estate secured by owner-occupied properties	$78,014	$19,427	$11,710	$17,777	$19,111	$20,424	-	**$166,463**
Real estate secured by other commercial properties	$99,081	$78,888	$37,560	$34,753	$54,619	$27,642	($479)	**$332,064**
Revolving real estate secured by 1-4 family properties-business	$3,604	$187	-	$65	$1,060	$1,931	-	**$6,847**
Real estate secured by 1st lien on 1-4 family properties-business	$24,884	$15,069	$16,123	$16,638	$19,365	$16,841	-	**$108,920**
Real estate secured by junior lien on 1-4 family properties-business	$2,988	-	-	$2,161	-	$264	-	**$5,413**
State and political subdivisions	$5,237	$4,730	$33	$170	-	$8,597	-	**$18,767**
Total	**$309,901**	**$171,314**	**$83,689**	**$98,562**	**$131,732**	**$235,062**	**($679)**	**$1,029,581**
Percent of Total Commercial Loans	*30.1%*	*16.6%*	*8.1%*	*9.7%*	*12.8%*	*22.8%*	*(0.1%)*	***100.0%***

Memo: LTV less than 65% ($000/%)	*$564,904*	*54.9%*	
Memo: LTV less than 75% ($000/%)	*$795,198*	*77.2%*	

Additional Commercial Detail as of June 30, 2025:
- *Average Commercial Loan Size for drawn Loans is $554,134*
- *Over 50% of Multifamily, Owner-occupied, and Other Commercial Loans have an LTV < 60%*
- *~$147 million of Commercial & Industrial Loans*
- *~$129 million of Multifamily Loans*



Source: Company Financial Data as of June 30, 2025
(1) Int/Fees applied to principal on loans returning to accruing



Historical Bank Loan Composition & Yields

QNB continues to maintain a well-diversified Loan portfolio.

QNB Bank Loan Composition Since 2021										
	2021Y		**2022Y**		**2023Y**		**2024Y**		**2025Q2**	
Loan Composition	**Balance**	**% of Total**	**Balance**	**% of Total**	**Balance**	**% of Total**	**Balance**	**% of Total**	**Balance**	**% of Total**
C&I	144,158	15.6%	156,703	15.1%	133,051	12.2%	149,185	12.3%	144,628	11.9%
1-4 Family	243,189	26.2%	272,100	26.2%	283,310	25.9%	297,973	24.5%	307,430	25.4%
Other CRE	381,160	41.1%	417,634	40.2%	425,168	38.9%	476,762	39.2%	491,089	40.5%
Multifamily	69,765	7.5%	99,758	9.6%	109,193	10.0%	137,461	11.3%	129,037	10.6%
Construction	59,061	6.4%	63,085	6.1%	116,173	10.6%	129,464	10.6%	116,022	9.6%
Other	29,137	3.1%	30,105	2.9%	27,187	2.5%	25,867	2.1%	31,499	2.6%
Total Gross Loans	926,470	100.0%	1,039,385	100.0%	1,094,082	100.0%	1,216,712	100.0%	1,219,705	100.6%
Yield on 1-4 Family Loans	*3.68%*		*3.94%*		*4.79%*		*5.23%*		*5.38%*	
Yield on All Other RE Loans	*4.14%*		*4.18%*		*4.89%*		*5.55%*		*5.95%*	
Yield on C&I Loans	*4.74%*		*5.10%*		*7.48%*		*7.51%*		*7.37%*	
Yield on Loans and Leases	***4.11%***		***4.23%***		***5.18%***		***5.68%***		***5.94%***	

- Effective Duration of Key Loan Concentrations:
  - Mortgage: 5.96 years
  - Commercial Real Estate: 2.07 years
- Small commercial office portfolio (6% of Total Loans), primarily comprised of seasoned relationships known to QNB with acceptable LTVs
  - No exposure to intercity large office commercial real estate
- The majority of QNB's commercial loans are to borrowers who are local and have a relationship with QNB
  - The portfolio is well diversified and properly structured with individual guarantees



Source: Company Financial Data as of June 30, 2025



Investment Portfolio Composition & Performance

Asset Class Breakdown



Bank-level investment portfolio supplemented with a $66mm Cash & Equivalents balance

Commentary

- As of June 30, 2025, QNB Bank has ~$544.3 million of debt securities [1]
  - ➢ This represents 28.9% of total assets
  - ➢ ~17% of the portfolio is invested in floating rate securities

- The securities portfolio consists almost entirely of RMBS, government and agency securities, and municipals securities

- Weighted Average Book Yield: 2.94%

- AOCI Balance: -$57.2 million

- Effective Duration of Portfolio [2]: 5.3 years
  - ➢ In 2023, QNB Implemented a $300 million hedge [3] to moderate the Bank's Interest Rate Risk Exposure
  - ➢ Holistically, the hedge has protected TCE, improved earnings, and moderated overall interest rate exposure across scenarios

<u>Other Sources of Liquidity:</u>

- QNB has access to $399.2mm of borrowing capacity with the Federal Home Loan Bank of Pittsburgh [4], with only $50.4mm drawn as of June 30, 2025 [4]

- Additional $86.0mm available in other funding lines [4]

Source: *Company Financial Data as of June 30, 2025*
(1) Fair Value of AFS Securities shown
(2) Per the Company's June 30, 2025 ALM Report
(3) Specifically, Pay-fixed Swaps were employed
(4) Company diligence




Valuable Deposit Composition relative to Peers

Well-diversified Deposit portfolio, with no single depositor accounting for more than 2.5% of Deposits

QNBC Deposit Composition



Jumbo Time (>250k)
$54,036
3.3%

Retail Time (<250k)
$335,483
20.3%

NIB[1]
$201,460
12.2%

IBD, Savings, & MMDA[2]
$1,060,688
64.2%

Total Deposits = $1.7 Billion

Non-Interest-Bearing Deposits / Total Deposits (%)



Year	%
2020Y	16.70%
2021Y	16.80%
2022Y	16.30%
2023Y	12.40%
2024Y	11.30%
2025Q2	12.20%

Uninsured & Non-Collateralized Deposits [3] represented 18.2% of Total Deposits as of 6/30/2025

Note: Consolidated financial data shown per SEC filings, unless otherwise noted
(1)   NIB=Non-Interest-Bearing Demand
(2)   IBD=Interest-Bearing Demand; MMDA=Money Market Demand
(3)   Excludes Municipal Deposits and Repurchase Agreement Deposits that are fully-collateralized





Valuable Core Deposit Franchise Relative to Peers

Core Deposits / Total Deposits [1,2] (%)

	2020Y	2021Y	2022Y	2023Y	2024Y	2025Q2
QNBC	97.6%	98.3%	97.6%	96.8%	97.1%	96.7%
PA Bank Holding Companies	93.7%	95.2%	94.8%	91.4%	89.7%	89.5%

■ QNBC ◆ PA Bank Holding Companies

Commentary

- The Bank has over 100 years of brand value in the market

- As of June 30, 2025, 96.7% of QNB Corp's Deposit base is comprised of Core Deposits [1]

- This is ~7%, in the aggregate, higher than PA Bank Holding Companies. [2]

- QNB has consistently maintained, in the aggregate, higher Core Deposits than PA Bank Holding Companies [1,2] without being forced to overpay

- Strength of Core Deposits provides a funding advantage, Cost of Interest-Bearing Deposits were down -39 basis points over the last three quarters

Note: Consolidated financial data shown per SEC filings, unless otherwise noted
(1)   'Core Deposits' shown as defined by S&P Capital IQ Pro
(2)   PA Bank Holding Companies data shown as compiled by S&P Capital IQ Pro





Valuable Core Deposit Franchise = Significant Funding Advantage Historically

- During the previous rate hike cycle, from Q1’16 to Q2’19, QNB Corp’s Cost of Deposits increased from 0.51% to 1.10%, while the Fed Funds Target Rate increased from 0.50% to 2.50%
- Similarly, QNB Corp. has been able to keep Cost of Deposits insulated in the recent cycle. From Q1’22 to Q2’25, QNB’s Corp’s Cost of Deposits increased from .38% to 2.42%, while the Fed Funds Target Rate increased from 0.29% to 4.33%
- QNB Corp’s nearly 150-year-old Core Deposit franchise has allowed it to succeed in what has otherwise been a difficult macroeconomic environment for community banks

Cost of Interest-Bearing Deposits vs. Fed Funds Target Rate

6.00
5.00
4.00
3.00
2.00
1.00
0.00
Latest Interest Rate Cycle
Funding Advantage: 162bps
Funding Advantage: 191 bps
2.5
2.5
2.3
1.83
1.42
0.25
0.25
0.25
0.25
0.25
0.25
0.25
0.29
0.94
2.35
3.82
4.69
5.16
5.43
5.5
5.5
5.5
5.44
4.82
4.82
4.33
1.03
1.10
1.09
1.02
0.92
0.61
0.53
0.49
0.37
0.39
0.35
0.34
0.38
0.36
0.62
0.94
1.35
1.86
2.26
2.48
2.62
2.74
2.81
2.69
2.5
2.42
Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q4'24 Q1'25 Q2'25
QNBC Cost of Interest-Bearing Deposits (%)
Fed Funds Target Rate (%)



Note: *‘Fed Funds Target Rate’ is shown as the average for each period; ‘Funding Advantage’ is defined as Fed Funds Target Rate, less Cost of Deposits*



Rates on Earning Assets and Interest-Bearing Deposits

Spread between assets and deposits has been increasing for the last five consecutive quarters

	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Q4'24	Q1'25	Q2'25
Rate on Earning Assets	3.77%	3.83%	4.28%	4.44%	4.57%	4.70%	4.86%	4.78%	4.81%	4.90%
Rate on Int. Bear. Deposits	1.37%	1.84%	2.26%	2.48%	2.62%	2.74%	2.81%	2.69%	2.50%	2.42%
Spread: Assets - Int. Bear. Deposits	2.40%	1.99%	2.02%	1.96%	1.95%	1.96%	2.05%	2.09%	2.31%	2.48%

■ Rate on Earning Assets ■ Rate on Int. Bear. Deposits —— Spread: Assets - Int. Bear. Deposits



Note: Consolidated financial data shown per SEC filings, unless otherwise noted



Asset-Liability Management Profile

QNB interest rate exposure is well balanced across rates up/down scenarios

Net Interest Income Sensitivity Profile [1]

Interest Rate Scenario	-200	-100	Base	+100	+200
Net Interest Income Change - Next 12 Months	-3.9%	-1.8%	0.0%	1.4%	2.4%
Net Interest Income Change - Next 24 Months	-9.2	-4.3%	0.0%	4.0%	7.2%

Economic Value Sensitivity Profile [1]

Interest Rate Scenario	-200	-100	Base	+100	+200
EVE Change - Immediate Shock	-20.4%	-8.9%	0.0%	6.8%	12.3%

Source: Bank-provided documents; ALCO profile as of June 30, 2025
Note: Bank-level financial data shown
          (1) In 2023, QNB Implemented a $300 million hedge to moderate the Bank's Interest Rate Risk Exposure. Holistically, the hedge has protected TCE, improved earnings, and moderated overall interest rate exposure across scenarios







Net Interest Margin vs. Net Noninterest Expense / Avg. Assets

QNBC has remained disciplined on expenses amidst an inflationary macro environment

	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Q4'24[1]	Q1'25	Q2'25
Net Interest Margin (FTE)	2.55%	2.27%	2.38%	2.36%	2.39%	2.46%	2.48%	2.38%	2.51%	2.69%
Net Noninterest Expense/AA	1.65%	1.61%	1.55%	1.89%	1.65%	1.74%	1.48%	1.60%	1.69%	1.68%

Legend: ■ Net Interest Margin (FTE) ◆ Net Noninterest Expense/AA → **Net NIE / AA =** (Noninterest Expense – Noninterest Income) / Avg. Assets

Note: Consolidated financial data shown per SEC filings, unless otherwise noted
(1) Q4' 24 Net Interest Margin (FTE) is impacted by $40mm Sub-Debt issuance in September 2024. Although Net Interest Income is neutralized by Interest Expense being offset by Interest Income from new Investments, Net Interest Margin (FTE) is negatively impacted by approximately 10 basis points




Stock Price Performance

Improvement in financial results has led to a sustained increase in QNBC's equity valuation

QNBC Closing Stock Price
$40.00
$35.00
$30.00
$25.00
$20.00
$15.00
12/29/2023
3/29/2024
6/28/2024
9/30/2024
12/31/2024
3/31/2025
6/30/2025
8/29/2025
$25.99
P/TBV(1) 1.05%
$24.19
P/TBV(1) 0.95%
$23.49
P/TBV(1) 0.89%
$29.49
P/TBV(1) 1.03%
$33.92
P/TBV(1) 1.22%
$35.25
P/TBV(1) 1.21%
$33.69
P/TBV(1) 1.11%
$35.69
P/TBV(1) 1.15%

As of 8/29/2025, Board Directors & QNB Employees held 14.5% of outstanding shares. Institutions, Hedge Fund Managers & Non-QNB Insiders held 18.0% of outstanding shares.



Note: Consolidated financial data shown per SEC filings, unless otherwise noted
(1) Closing price per share/tangible book value per share



Equity Values

Equity values remain strong amid macro uncertainties.



Legend: S&P 500, NASDAQ Bank, S&P - Mid-Atl. Banks, QNBC, Peers

Source: S&P Capital IQ Pro; market data as of September 19, 2025

Note: Peers include Mid-Atlantic Banks with total assets between $1.0 billion and $2.5 billion with an LTM ROAA between 0.00% and 1.00%; targets of pending mergers are excluded; calculated as the average return for the peer group



Appendix





Management Team Overview



David W. Freeman
President, Chief Executive Officer, and Director

Years in Banking: 50
At QNB: 15

Mr. Freeman has been the Chief Executive Officer of QNB and the Bank from January 2013 to present. Mr. Freeman served as the President of QNB and the Bank from September 2010 to present. Mr. Freeman also served as Chief Operating Officer of QNB and the Bank from September 2010 to December 2012. Prior to joining QNB, Mr. Freeman was the Division President of the Drovers Bank Division of Fulton Bank from March 2002 to March 2010. Mr. Freeman serves on several local boards including St. Luke's Hospital, Upper Bucks YMCA, and Minsi Trails Council of the Boy Scouts of America. Mr. Freeman's educational background includes a Bachelor of Science degree in business management from Franklin University, a Master of Business Administration from The Ohio State University, and he is a graduate of ABA Stonier Graduate School of Banking.



Jeffrey Lehocky
Executive VP, Chief Financial Officer

Years in Banking: 31
At QNB: 2

Mr. Lehocky was appointed Executive Vice President and Chief Financial Officer of QNB and the Bank in November of 2022. In his role, Mr. Lehocky is responsible for the planning, oversight, and management of all accounting, financial, and treasury operations. Previously, he served as Managing Director, Head of Business and Risk Management Global Transaction Bank for Mitsubishi UFJ Financial Group (MUFG). Prior to MUFG, he held various executive-level roles at Deutsche Bank in Finance and Business Operations. Mr. Lehocky's educational background includes a Bachelor of Arts degree in Accounting from Villanova University and a Master of Business Administration in Finance from Seton Hall University. He is also a Certified Public Accountant and a Certified Internal Auditor.



Christopher T. Cattie
Executive VP, Chief Operating Officer

Years in Banking: 29
At QNB: 9

Mr. Cattie has served as Executive Vice President and Chief Operating Officer of the Bank since January of 2025. Prior to this, he had served as EVP and Chief Operations and Technology Officer since February 2016. Prior to QNB, he served as Group Vice President of Information Technology for Bryn Mawr Trust from January 2015 to February 2016 and Senior Vice President of Information Technology Director at Continental Bank from March 2005 to December 2014. He holds a Bachelor of Science in Accounting & Management from Lock Haven University of Pennsylvania and Master of Business Administration in Management Information Systems from La Salle University.





Management Team Overview



Courtney L. Covelens
Executive VP, Chief Retail & Business Banking Officer

Years in Banking: 24
At QNB: 24

Ms. Covelens has served as Executive Vice President and Chief Retail Officer and Chief Business Banking Officer of the Bank; she has served in those roles since January 2023. Ms. Covelens served as Senior Vice President and Commercial Loan Officer of QNB Bank from 2021 to December 2022 and was a Vice President and Commercial Loan Officer from 2013 to 2021. Prior to these roles, Ms. Covelens was a Branch Manager. Ms. Covelens received both a Master of Business Administration and a Bachelor of Business Administration from Strayer University.



Christina S. McDonald
Executive VP, Chief Marketing & Retail Lending Officer

Years in Banking: 38
At QNB: 3

Ms. McDonald has served as Executive Vice President and Chief Marketing and Retail Lending Officer of the Bank since January 2023. Previously, she served as Senior Vice President and Director of Corporate Marketing at The Bryn Mawr Trust Company. She joined The Bryn Mawr Trust Company in 2015 and was responsible for directing marketing strategy, tactical plans and programs for the Corporation's banking, wealth and insurance divisions. Prior to joining The Bryn Mawr Trust Company, she was Executive Vice President and Chief Retail Banking Officer for Tompkins VIST Bank. She is a graduate of Chestnut Hill College and the ABA Stonier Graduate School of Banking, where she also received a University of Pennsylvania Wharton Leadership Certificate.



Scott G. Orzehoski
Executive VP, Chief Lending Officer

Years in Banking: 39
At QNB: 29

Mr. Orzehoski has served as Executive Vice President and Chief Lending Officer of the Bank since July 2011. Mr. Orzehoski served as Senior Vice President and Chief Lending Officer at QNB Bank from February 2008 to June 2011 and served as its Senior Vice President and Commercial Lending Officer from January 2002 to July 2011. He served as Vice President of Commercial Lending at QNB Bank from August 1997 to December 2001 and served as its Assistant Vice President of Commercial Lending from February 1996 to July 1997. A Graduate of LaSalle University, Mr. Orzehoski received a Bachelor of Science in Business Administration with a Dual Major in Finance and Accounting. He also holds a Master of Business Administration from LaSalle University.





Historical Consolidated Balance Sheet (1 of 2)

(dollars shown in thousands)	Year-ended December 31,					As of Quarter End,	
	2020	**2021**	**2,022**	**2023**	**2024**	**2024Q2**	**2025Q2**
Assets							
Cash and due from banks	$13,422	$9,194	$14,657	$11,447	$11,369	$15,911	$18,078
Interest-bearing deposits in banks	$25,909	$4,196	$1,242	$51,210	$39,344	$60,998	$48,393
Total cash and cash equivalents	$39,331	$13,390	$15,899	$62,657	$50,713	$76,909	$66,471
Investments:							
Available-for-sale	$435,646	$692,360	$546,525	$490,182	$546,559	$460,418	$544,262
Equity securities	$12,849	$12,410	$12,056	$5,910		$7,233	$0
Restricted investment in stocks	$1,041	$1,329	$5,193	$2,730	$5,436	$3,114	$5,772
Loans held-for-sale	$6,570		$0	$549	$664	$786	$1,166
Loans receivable	$920,042	$926,470	$1,039,385	$1,093,533	$1,216,048	$1,162,310	$1,218,539
Allowance for credit losses on loans	-$10,826	-$11,184	-$10,531	-$8,852	-$8,744	-$8,858	-$9,169
Loans receivable, net	$909,216	$915,286	$1,028,854	$1,084,681	$1,207,304	$1,153,452	$1,209,370
Bank-owned life insurance	$11,791	$11,497	$11,625	$11,946	$11,937	$11,778	$12,106
Premises and equipment, net	$15,404	$16,540	$15,463	$14,952	$17,255	$15,488	$16,818
Accrued interest receivable	$4,825	$4,104	$5,038	$6,101	$4,965	$6,402	$5,002
Net deferred tax assets	$66	$2,449	$23,077	$19,290	$18,325	$18,393	$16,803
Other assets	$3,490	$3,975	$4,767	$7,320	$7,736	$7,514	$7,058
Total assets	**$1,440,229**	**$1,673,340**	**$1,668,497**	**$1,706,318**	**$1,870,894**	**$1,761,487**	**$1,884,828**





(dollars shown in thousands)	Year-ended December 31,						As of Quarter End,	
	2020	**2021**	**2,022**	**2023**	**2024**		**2024Q2**	**2025Q2**
Liabilities								
Deposits								
Demand, non-interest bearing	$204,584	$243,006	$231,849	$185,098	$183,499		$190,333	$201,460
Interest- bearing demand	$395,364	$468,199	$452,927	$462,712	$537,846		$481,760	$519,916
Money market	$96,811	$143,942	$127,043	$222,843	$250,293		$234,996	$259,143
Savings	$334,223	$426,225	$431,101	$303,079	$275,445		$287,057	$281,629
Time less than $100	$107,582	$93,456	$91,329	$149,851	$178,163		$175,902	$179,917
Time $100 through $250	$59,984	$49,930	$59,650	$121,793	$156,614		$148,907	$155,566
Time greater than $250	$29,519	$24,987	$24,470	$43,337	$46,681		$53,884	$54,036
Total Deposits	$1,228,067	$1,449,745	$1,418,369	$1,488,713	$1,628,541		$1,572,839	$1,651,667
Short-term borrowings	$58,838	$68,476	$161,327	$94,094	$53,844		$49,066	$67,464
Long-term debt	$10,000	$10,000	$10,000	$20,000	$30,000		$30,000	$0
Subordinated debt	$0	$0	$0	$0	$39,068		$0	$39,168
Accrued interest payable	$350	$211	$467	$5,294	$7,580		$4,488	$6,251
Other liabilities	$8,529	$8,414	$7,376	$7,393	$8,512		$8,209	$7,009
Total Liabilities	**$1,305,784**	**$1,536,846**	**$1,597,539**	**$1,615,494**	**$1,767,545**		**$1,664,602**	**$1,771,559**
Equity								
Common Stock	$2,328	$2,350	$2,373	$2,414	$2,441		$2,429	$2,455
Surplus	$22,430	$23,683	$24,798	$26,439	$27,633		$27,036	$28,459
Retained earnings	$106,644	$118,163	$128,951	$133,945	$139,958		$136,295	$143,601
Accumulated other comprehensive loss, net of tax	$5,649	-$3,740	-$81,127	-$67,937	-$62,646		-$64,838	-$57,209
Treasure stock, at cost	-$2,606	-$3,962	-$4,037	-$4,037	-$4,037		-$4,037	-$4,037
Total Equity	**$134,445**	**$136,494**	**$70,958**	**$90,824**	**$103,349**		**$96,885**	**$113,269**
Total Liabilities & Equity	**$1,440,229**	**$1,673,340**	**$1,668,497**	**$1,706,318**	**$1,870,894**		**$1,761,487**	**$1,884,828**




Historical Consolidated Income Statement – Year over Year (1 of 2)

(dollars shown in thousands)	Year-ended December 31,					YTD	
	2020	**2021**	**2022**	**2023**	**2024**	**6/30/24**	**6/30/25**
INTEREST INCOME AND EXPENSE							
Interest Income							
Interest and fees on loans	$36,504	$38,330	$40,922	$53,884	$65,367	$31,240	$35,382
Interest and dividends on available-for-sale & equity securities:							
Taxable	$5,668	$6,551	$9,396	$11,794	$14,090	$6,739	$7,983
Tax-exempt	$1,405	$1,796	$1,965	$1,460	$1,424	$716	$708
Interest on interest-bearing balances and other interest income	$116	$93	$138	$1,944	$3,187	$1,219	$1,235
Total Interest Income	$43,693	$46,770	$52,421	$69,082	$84,068	$39,914	$45,308
Interest Expense							
Interest on deposits							
Interest-bearing demand	$1,347	$1,035	$2,691	$7,767	$10,019	$4,509	$4,715
Money market	$405	$381	$617	$4,823	$8,181	$4,064	$3,680
Savings	$1,155	$1,178	$2,175	$4,187	$3,651	$1,873	$1,794
Time less than $100	$1,599	$921	$723	$3,194	$6,808	$3,181	$3,287
Time of $100 through $250	$544	$454	$489	$3,859	$6,570	$3,013	$3,155
Time greater than $250	$1,012	$257	$209	$1,171	$2,247	$1,136	$1,045
Interest on short-term borrowings	$247	$258	$861	$3,273	$1,148	$824	$1,145
Interest on long-term debt	$136	$159	$159	$653	$1,322	$554	$423
Interest on subordinated debt	$0	$0	$0	$0	$1,260	$0	$1,875
Total interest expense	$6,445	$4,643	$7,924	$28,927	$41,206	$19,154	$21,119
Net interest income	$37,248	$42,127	$44,497	$40,155	$42,862	$20,760	$24,189
Provision (reversal) for credit losses	$1,250	$458	-$850	-$844	-$68	$28	$404
Net Interest Income after provision for credit losses	$35,998	$41,669	$45,347	$40,999	$42,930	$20,732	$23,785





Historical Consolidated Income Statement – Year End Data (2 of 2)

(dollars shown in thousands)	Year-ended December 31, 2020	2021	2022	2023	2024	YTD 6/30/24	6/30/25
NON-INTEREST INCOME AND EXPENSE							
Non-Interest Income							
Net (loss) gain on sales and calls of available-for-sale and equity securities	-$47	$926	$266	-$2,077	$919	-$719	$0
Unrealized gain (loss) on equity securities	$609	$1,806	-$1,026	$250	-$215	$986	$0
Net (loss) gain on sale of investment securities	$562	$2,732	-$760	-$1,827	$704	$267	$0
Fees for services to customers	$1,315	$1,326	$1,614	$1,651	$1,770	$847	$932
ATM and debit card	$2,195	$2,682	$2,719	$2,735	$2,740	$1,341	$1,380
Retail brokerage and advisory	$581	$786	$788	$862	$476	$219	$281
Bank-owned life insurance	$294	$497	$361	$320	$332	$172	$168
Merchant	$417	$451	$394	$394	$348	$182	$157
Net (loss) gain on sale of loans	$1,724	$595	$6	$16	$29	$13	$22
Other	$514	$712	$609	$686	$514	$260	$296
Total non-interest income	$7,602	$9,781	$5,731	$4,837	$6,913	$3,301	$3,236
Non-interest expense							
Salaries and employee benefits	$16,541	$17,453	$17,306	$19,026	$19,741	$10,012	$10,283
Net occupancy	$2,164	$2,228	$2,195	$2,223	$2,207	$1,113	$1,160
Furniture and equipment	$2,750	$2,787	$2,917	$3,602	$3,973	$1,883	$2,257
Marketing	$876	$922	$870	$964	$1,044	$494	$439
Third party services	$1,923	$2,160	$2,474	$2,422	$2,595	$1,285	$1,450
Telephone, postage and supplies	$736	$715	$748	$571	$505	$249	$244
State taxes	$887	$1,013	$1,004	$367	$577	$316	$503
FDIC insurance premiums	$569	$793	$768	$1,058	$1,156	$687	$543
Other	$2,509	$2,926	$3,210	$3,876	$3,686	$1,728	$2,052
Total non-interest expense	$28,955	$30,997	$31,492	$34,109	$35,484	$17,767	$18,931
Income before Income Taxes	14645	20453	19,586	11727	14359	6266	8090
Provision for income taxes	$2,562	$3,961	$3,665	$2,244	$2,911	$1,207	$1,629
Net Income	**$12,083**	**$16,492**	**$15,921**	**$9,483**	**$11,448**	**$5,059**	**$6,461**





QNB CORP.

QNBBank

Historical Consolidated Income Statement – Quarter End Data (1 of 2)

(dollars shown in thousands)	As of Quarter End,					
	2024Q1	2024Q2	2024Q3	2024Q4	2025Q1	2025Q2
INTEREST INCOME AND EXPENSE						
Interest Income						
Interest and fees on loans	$15,250	$15,990	$16,736	$17,391	$17,315	$18,067
Interest and dividends on available-for-sale & equity securities:						
Taxable	$3,325	$3,414	$3,550	$3,801	$4,013	$3,970
Tax-exempt	$357	$359	$355	$353	$353	$355
Interest on interest-bearing balances and other interest income	$637	$582	$1,304	$664	$517	$718
Total Interest Income	$19,569	$20,345	$21,945	$22,209	$22,198	$23,110
Interest Expense						
Interest on deposits						
Interest-bearing demand	$2,220	$2,289	$2,721	$2,789	$2,400	$2,315
Money market	$2,015	$2,049	$2,132	$1,985	$1,818	$1,862
Savings	$949	$924	$896	$882	$893	$901
Time less than $100	$1,473	$1,708	$1,846	$1,781	$1,670	$1,617
Time of $100 through $250	$1,377	$1,636	$1,777	$1,780	$1,613	$1,542
Time greater than $250	$522	$614	$573	$538	$518	$527
Interest on short-term borrowings	$625	$199	$186	$138	$456	$689
Interest on long-term debt	$220	$334	$364	$404	$356	$67
Interest on subordinated debt	$0	$0	$323	$937	$937	$938
Total interest expense	$9,401	$9,753	$10,818	$11,234	$10,661	$10,458
Net interest income	$10,168	$10,592	$11,127	$10,975	$11,537	$12,652
Provision (reversal) for credit losses	-$86	$114	$159	-$255	$550	-$146
Net Interest Income after provision for credit losses	$10,254	$10,478	$10,968	$11,230	$10,987	$12,798





QNB CORP. QNBBank

Historical Consolidated Income Statement – Quarter End Data (2 of 2)

(dollars shown in thousands)	As of Quarter End,					
	2024Q1	2024Q2	2024Q3	2024Q4	2025Q1	2025Q2
NON-INTEREST INCOME AND EXPENSE						
Non-Interest Income						
Net (loss) gain on sales and calls of available-for-sale and equity securities	$377	-$1,096	$224	$1,414	$0	$0
Unrealized gain (loss) on equity securities	-$30	$1,016	$143	-$1,344	$0	$0
Net (loss) gain on sale of investment securities	$347	-$80	$367	$70	$0	$0
Fees for services to customers	$420	$427	$469	$454	$447	$485
ATM and debit card	$636	$705	$691	$708	$656	$724
Retail brokerage and advisory	$93	$126	$139	$118	$141	$140
Bank-owned life insurance	$94	$78	$80	$80	$87	$81
Merchant	$99	$83	$84	$82	$75	$82
Net (loss) gain on sale of loans	$15	-$2	$19	-$3	$18	$4
Other	$132	$128	$118	$136	$160	$136
Total non-interest income	$1,836	$1,465	$1,967	$1,645	$1,584	$1,652
Non-interest expense						
Salaries and employee benefits	$4,974	$5,038	$4,650	$5,079	$5,032	$5,251
Net occupancy	$578	$535	$540	$554	$614	$546
Furniture and equipment	$937	$946	$991	$1,099	$1,122	$1,135
Marketing	$266	$228	$197	$353	$189	$250
Third party services	$624	$661	$661	$649	$662	$788
Telephone, postage and supplies	$126	$123	$120	$136	$124	$120
State taxes	$100	$216	$149	$112	$267	$236
FDIC insurance premiums	$345	$342	$341	$128	$274	$269
Other	$883	$845	$987	$971	$1,085	$967
Total non-interest expense	$8,833	$8,934	$8,636	$9,081	$9,369	$9,562
Income before Income Taxes	3257	3009	4,299	3794	3202	4888
Provision for income taxes	$663	$544	$961	$743	$624	$1,005
Net Income	**$2,594**	**$2,465**	**$3,338**	**$3,051**	**$2,578**	**$3,883**





QNB CORP.

QNBBank